MARFRIG GLOBAL FOODS S.A. Publicly Traded Company CNPJ/MF No. 03.853.896/0001-40 NIRE 35.300.341.031	BRF S.A. Publicly Traded Company CNPJ/MF No. 01.838.723/0001-27 NIRE 42.300.034.240

JOINT MATERIAL FACT

MARFRIG GLOBAL FOODS S.A. ("Marfrig") and BRF S.A. ("BRF" and, together with Marfrig, the "Companies"), in compliance with Article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, and the Brazilian Securities Commission (Comissão de Valores Mobiliários or "CVM") Resolution No. 44, of August 23, 2021, hereby inform its shareholders and the market in general that the CVM, upon analyzing two requests for the interruption and postponement of the Extraordinary General Meeting of BRF called for June 18, 2025: (i) has not identified elements that justify the interruption of the meeting and, therefore, the CVM rejected the request for interruption of the meeting; and (ii) has requested the disclosure of certain additional information provided to the independent committees of the Companies and, therefore, the CVM granted the request for postponement of the meeting for a 21-day period as from the disclosure of such additional information.

The Companies are evaluating, together with their advisors, the content of such decision, as well as any applicable measures, including a potential request for reconsideration, and will keep the market informed of any material developments, including with respect to the date of the Extraordinary General Meetings of BRF and Marfrig called for June 18, 2025.

São Paulo, June 17, 2025.

MARFRIG GLOBAL FOODS S.A.	BRF S.A.
Tang David Chief Financial Officer and Chief Investor Relations Officer	Fábio Luis Mendes Mariano Chief Financial and Investor Relations Officer